Exhibit 97
MERSANA THERAPEUTICS, INC.
Clawback Policy
1.    Persons Subject to this Policy. This policy is applicable to all officers (as defined in Rule 16(a)-f under the Securities Exchange Act of 1934, as amended) of Mersana Therapeutics, Inc. (the “Company”). This policy will also apply to such other employees, or classes of employees, of the Company as may be determined from time to time by the Company’s Board of Directors or a duly established committee thereof (the “Board”). Each person to whom this policy applies is referred to herein as a “Covered Person.”
2.     Definitions.
    (a) “Accounting Restatement” means an accounting restatement for periods that end on or after the effective date of this policy due to material noncompliance of the Company with any financial reporting requirement under the U.S. federal securities laws.
    (b) “Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure, including stock options and other equity awards under the Company’s long-term incentive plans that is awarded to a Covered Person as compensation.
3.    Recovery of Excess Compensation Following an Accounting Restatement. In the event the Company is required to prepare an Accounting Restatement, the Board shall determine, in its sole discretion, the amount, if any, to seek to recover from any current or former Covered Person who received Incentive-Based Compensation from the Company, based on erroneous data, during the 3-year period preceding the date on which the Company is required to prepare the Accounting Restatement, which amount shall in no event be greater than the excess of what would have been paid to the Covered Person based on the restated data.
4.    Potential Recovery of Additional Amounts Upon an Accounting Restatement. In addition to (and without limiting) the provisions of Section 3 above, in the event that the Board, in its sole discretion, determines that a current or former Covered Person’s acts or omissions that contributed to the circumstances requiring an Accounting Restatement involved either: (i) intentional misconduct or an intentional violation of any of the Company’s policies or any applicable legal or regulatory requirements in the course of the Covered Person’s employment by the Company or (ii) fraud in the course of the Covered Person’s employment by the Company, then in each such case, the Company will use reasonable efforts to recover from such Covered Person up to 100% (as determined by the Board in its sole discretion to be appropriate based on the conduct involved) of the Incentive-Based Compensation, and not just the excess of what would have been paid to the Covered Person as provided under Section 3.
5.    Interpretation of Policy. This policy will apply to Incentive-Based Compensation that is granted to a Covered Person after the adoption of this policy (or, if later, the date on which such person becomes a Covered Person). This policy will be interpreted in a manner that is consistent with any applicable rules or regulations adopted by the Securities and Exchange Commission or Nasdaq pursuant to Section 10D of the Securities Exchange Act of 1934 (the “Applicable Rules”) and any other applicable law and will otherwise be interpreted (including in the determination of amounts recoverable) in the business judgment of the Board. To the extent the Applicable Rules require recovery of incentive-based compensation in additional circumstances besides those specified above, nothing in this policy will be deemed to limit or restrict the right or obligation of the Company to recover incentive-based compensation to the fullest extent required by the Applicable Rules. Moreover, nothing in this policy shall be deemed to limit the

Company’s right to terminate employment of any Covered Person, to seek recovery of other compensation paid to a Covered Person, or to pursue other rights or remedies available to the Company under applicable law.
Adopted by the Board of Directors: September 8, 2022
2